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(VIVENDI UNIVERSAL LOGO)

             VIVENDI UNIVERSAL UNWINDS ITS INTEREST-RATE SWAPS

Paris, March 23, 2005 - In accordance with the statement made during the company's 2004 earnings announcement on March 10, 2005, Vivendi Universal (Paris
Bourse: EX FP; NYSE: V) has completed its plan to unwind the interest-rate swaps on its variable-rate debt, which was repaid following recent asset disposals. The unwinding concerned a notional 3.1 billion euros and required Vivendi Universal to pay a balance of 189 million euros in total, of which 57 million euros were paid in 2004 and the remainder provisioned at December 31, 2004.

On the basis of current market conditions, this transaction will enable the group to reduce its interest expense in 2005 by 84 million euros in 2005, by 61 million euros in 2006 and 23 million euros in 2007. These savings were included in the forecast of 2005 results previously announced.

Vivendi Universal's net debt currently stands at less than 4 billion euros (estimated, unaudited, debt, according to French accounting standards) and has an average maturity of 4.1 years. It consists mainly of four bond issues: a 7-year, 600-million euro issue, with a 3.875% coupon; a 5-year, 630-million euro issue (1), with a 3.625% coupon; a 700-million euro issue, launched in July 2004 with a 3-year maturity and at a variable rate plus a spread of 0.55%; and, lastly, a 605-million euro issue launched in November 2003 with an initial maturity of five years and a coupon of 1.75%, which is exchangeable into Sogecable shares.

The company has also two, undrawn, syndicated loans of 2 billion dollars granted to Vivendi Universal SA, while SFR Cegetel has a 1.2-billion euro syndicated loan, of which 150 million euros has been used to date.

(1) Issue has already occurred, proceeds expected on April 6, 2005.

                                   * * *
Vivendi Universal is a leader in media and telecommunications with activities in television and film (Canal+ Group), music (Universal Music Group), interactive games (VU Games) and fixed and mobile telecommunications (SFR Cegetel Group and Maroc Telecom).

IMPORTANT DISCLAIMER:

This document contains 'forward-looking statements' as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements and business strategy as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risks that Vivendi Universal will not be able to obtain the necessary approvals for the contemplated transaction, as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Autorite des Marches Financiers. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake to provide, nor has any obligation to provide, update or revise forward-looking statements.
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
MEDIA                               INVESTOR RELATIONS
PARIS                               PARIS
Antoine Lefort                      Daniel Scolan
+33 (0) 1 71 71 11 80               +33 (0) 1 71 71 32 91
Agnes Vetillart                     Laurence Daniel
+33 (0) 1 71 71 30 82               +33 (0) 1 71 71 12 33
Alain Delrieu
+33 (0) 1 71 71 10 86

NEW YORK                            NEW YORK

Flavie Lemarchand-Wood              Eileen McLaughlin
+(212) 572 1118                     +(1) 212.572.8961
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